UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at November 15, 2016

Commission File Number: 001-32210

Northern Dynasty Minerals Ltd.
(Translation of registrant's name into English)

15th Floor - 1040 W. Georgia St., Vancouver, BC, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements Three and Nine Months Ended September 30, 2016
99.2	Management's Discussion and Analysis Three and Nine Months Ended September 30, 2016
99.3	Certification of Interim Filings - Full CEO Certificate
99.4	Certification of Interim Filings - Full CFO Certificate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.
(Registrant)

Date: November 15, 2016	By:	/s/ Marchand Snyman
Marchand Snyman
	Title:	Chief Financial Officer